     As filed with the Securities and Exchange Commission on March 6, 1998
                                                   Registration No. ___________
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                 --------------

                                RAILAMERICA, INC.
              -----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


           DELAWARE                                       4011                                65-0328006
(State or Other Jurisdiction of               (Primary Standard Industrial                 (I.R.S. Employer
Incorporation or Organization)                 Classification Code Number)                Identification No.)

                                 301 YAMATO ROAD
                                   SUITE 1190
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                 GARY O. MARINO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                RAILAMERICA, INC.
                                 301 YAMATO ROAD
                                   SUITE 1190
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
            (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code of Agent for Service)

                  Please send copies of all communications to:

                               GARY EPSTEIN, ESQ.
           GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

================================================================================================================================
TITLE OF SHARES TO BE                                  PROPOSED MAXIMUM           PROPOSED MAXIMUM        AMOUNT OF REGISTRATION
    REGISTERED           AMOUNT TO BE REGISTERED   AGGREGATE PRICE PER SHARE  AGGREGATE OFFERING PRICE              FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                         131,550                     $7.50                    $986,625                     $292
================================================================================================================================

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS

                                RAILAMERICA, INC.

                         131,550 SHARES OF COMMON STOCK

         This Prospectus relates to an aggregate of 131,550 shares (the "Securities") of Common Stock, par value $.001 per share (the "Common Stock"), of RailAmerica, Inc., a Delaware corporation (together with its consolidated subsidiaries, the "Company"), proposed to be sold from time to time by certain shareholders of the Company (the "Selling Securityholders"). See "Selling Securityholders." The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders.

         The Company has registered the Securities under the Securities Act of 1933, as amended (the "Securities Act"), for sale by the Selling Securityholders. The Selling Securityholders have advised the Company that they may from time to time sell all or part of the Securities in one or more transactions (which may involve block transactions) in the over-the-counter market, on The Nasdaq National Market (or any exchange on which the Securities may then be listed), in negotiated transactions, through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Securities for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders may also pledge the Securities as collateral for margin accounts or loans and the Securities could be resold pursuant to the terms of such accounts or loans. In connection with such sales, the Selling Securityholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders on account of their sale of the Securities from time to time. The Company will pay all expenses, estimated to be approximately $25,000, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Securityholders.

                            -------------------------

           THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE. FOR A
            DISCUSSION OF CERTAIN RISKS WHICH SHOULD BE CONSIDERED IN
                   EVALUATING AN INVESTMENT IN THE SECURITIES,
                       SEE "RISK FACTORS" ON PAGES 2 TO 6.

                            -------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------



                 The date of this Prospectus is March __, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Atlanta Regional Office of the Commission at 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-7232. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of each document may also be obtained through the Commission's Internet address at http://www.sec.gov. The Common Stock of the Company is quoted on The Nasdaq National Market System under the symbol "RAIL." Reports, proxy statements and other information concerning the Company may be inspected at the offices of NASDAQ, 1735 K. Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, such registration statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to such registration statement, including the exhibits thereto, copies of which may be inspected and copied at the aforementioned facilities of the Commission. Copies of such registration statement, including the exhibits, may be obtained from the Public Reference Section of the Commission at the aforementioned address upon payment of the fee prescribed by the Commission. Copies of each document may also be obtained through the Commission's internet address at http://www.sec.gov. The summaries contained in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act or the Securities Act are incorporated by reference in this Prospectus:

              * The Company's Annual Report on Form 10-KSB/A for the year ended December 31, 1996.

              * The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

              * The Company's Current Reports on Form 8-K filed with the Commission on January 1, 1998 and January 26, 1998.

              * The Company's Definitive Proxy Statement on Schedule 14A as filed with the Commission on June 28, 1997.

              * All other reports filed by the Registrant pursuant to Section 13(a) or 15 (d) of the Exchange Act since the end of fiscal year 1996.

              * The discussion of the Registrant's Common Stock in the section entitled "Description of Capital Stock" contained in the Registrant's Registration Statement on Form S-2 (File No. 333-22479), first filed with the Securities and Exchange Commission on February 27, 1997, as amended.

         In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

         Any information contained herein or in a document incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that information contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or replaces such information. Any such information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the above documents (not including exhibits to any of such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be addressed to the Secretary, RailAmerica, Inc., 301 Yamato Road, Suite 1190, Boca Raton, Florida 33431, telephone number (561) 994-6015.

                                  RISK FACTORS

         BEFORE PURCHASING ANY OF THE SECURITIES OFFERED HEREBY, A PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG MANY OTHERS, THE
FOLLOWING: (1) COMPETITIVE CONDITIONS IN THE INDUSTRY IN WHICH THE COMPANY OPERATES AND (2) GENERAL ECONOMIC CONDITIONS THAT ARE LESS FAVORABLE THAN EXPECTED.

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING FACTORS BEFORE A DECISION IS MADE TO PURCHASE ANY COMMON STOCK.

         DEPENDENCE ON CLASS I RAILROADS. The railroad industry in the United States is dominated by a small number of large Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on the Company's railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting certain commodities or to use alternate modes of transportation, such as motor carriers, could adversely affect the Company's business and results of operations. The Company's ability to provide rail service to its customers depends in large part upon its ability to maintain cooperative relationships with Class I connecting carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those connecting carriers or in the Company's relationship with its connecting carriers, would adversely affect the Company's business. In addition, much of the freight transported by the Company's railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers are insufficient, shippers may seek alternative forms of transportation. If these carriers were to reduce the number of railcars available for use by its railroads, the Company might not be able to obtain replacement railcars on favorable terms.

         Portions of the Company's rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of the Company's railroads to comply with such leases and agreements in all material respects could result in the loss of operating rights with respect to such rail properties, which would adversely affect the Company's results of operations and financial condition. In addition, Class I carriers also have traditionally been significant sources of business for the Company, as well as sources of potential acquisition candidates as Class I carriers continue to divest themselves of branch lines to smaller rail operators. As a result of the foregoing factors, a deterioration of the Company's relationships with Class I carriers would have a material adverse effect on the Company's results of operations and financial condition.

         DEPENDENCE ON AGRICULTURAL INDUSTRY; SEASONALITY. A substantial portion of the Company's traffic consists of agricultural commodities. As a result, factors that generally affect the agricultural industry in the regions in which the Company operates could have a material adverse effect on the Company's results of operations and financial condition. These factors include, without limitation, weather conditions and fluctuations in agricultural prices. Sellers of agricultural commodities typically do not ship their products until they deem prices to be advantageous. As a result, the number of carloads handled by the Company and its recognition of revenue may vary significantly from period to period as a result of fluctuations in the prices for those commodities. Shipments of agricultural commodities, on an overall basis, occur seasonally, with the majority of the agricultural products typically shipped by the Company being shipped from September through May. As a result, the revenues derived by the Company from such shipments will normally be higher during these months than during the summer months. The Company believes that agricultural commodities will continue to represent the primary component of the Company's rail traffic base in the near future.

         GROWTH THROUGH ACQUISITIONS. The Company has experienced significant growth in revenues, primarily through the completion of acquisitions. Acquisitions result in greater administrative burdens and result in additional operating costs and, if financed with debt, additional interest costs. Acquisitions also involve a number of other risks, including diversion of management's attention to the assimilation of operations and personnel of the acquired companies, the difficulty of integrating acquired companies into the Company's management information and financial reporting systems, possible adverse short-term effects on the Company's operating results and an adverse impact on earnings from the amortization of acquired intangible assets and, if financed with equity, potential per share dilution to existing stockholders. There can be no assurance that management will be able to find, finance and complete further suitable acquisitions on terms acceptable to the Company, that it will be able to integrate effectively any acquisitions made, that the businesses acquired can be operated profitabilty, or that the Company can assimilate the operations of such businesses into its own operations.

         INTERNATIONAL BUSINESS RISKS. The risks of doing business in foreign countries include potential adverse changes in the diplomatic relations of foreign countries with the United States, hostility from local populations, adverse effects of currency exchange controls, restrictions on the withdrawal of foreign investment and earnings, government policies against ownership of businesses by non-nationals, expropriations of property, the potential instability of foreign governments and the risk of insurrections that could result in loses against which the Company is not insured. The Company's operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariff, foreign exchange restrictions and changes in taxation structure.

         GOVERNMENTAL REGULATION OF RAILROAD OPERATIONS. The Company is subject to governmental regulation by the Surface Transportation Board ("STB"), the Federal Railroad Administration and other federal, state and local regulatory authorities with respect to certain rates and railroad operations, as well as a variety of health, safety, labor, environmental and other matters, all of which could potentially affect the competitive position and profitability of the Company. All railroad industry employees are covered by the Railroad Retirement Act and the Railroad Unemployment Insurance Act in lieu of Social Security and other federal and state unemployment insurance programs. Employer contributions under the Railroad Retirement Act are currently about triple those required under Social Security. Management of the Company believes that the regulatory freedoms granted by the Staggers Rail Act have been beneficial to the Company by giving it flexibility to adjust prices and operations to respond to market forces and industry changes. However, various interests, and certain members of the United States House of Representatives and Senate that have jurisdiction over federal regulation of railroads, have from time to time expressed their intention to support legislation that would eliminate or reduce certain significant freedoms granted by the Staggers Rail Act. If enacted, these proposals, or court or administrative rulings to the same effect under current law, could have a significant adverse effect on the Company.

         DEPENDENCE ON GOVERNMENT GRANTS. The Company has, in the past, attracted federal and state financial support for rail infrastructure improvements. The Company believes that it is a critical element of the transportation infrastructure in many of its territories and that it enjoys strong support from state and federal authorities. However, there can be no assurance that such grants will be available in the future or that the Company will continue to be able to obtain them.

         COMPETITION. The Company's primary source of competition in its rail operations comes from motor carriers. While the Company must build or acquire and maintain its rail system, trucks are able to use public roadways. Any future expenditures materially increasing the roadway system in the Company's present or proposed areas of operation (or legislation granting materially greater latitude for tracks with respect to size or weight limitations) could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company competes for domestic acquisition opportunities with other short-line operators and for foreign acquisitions with other U.S. and foreign regional rail operators. Some of these competitors have significantly greater resources than the Company and may possess greater local market knowledge as well.

         SIGNIFICANT CAPITAL EXPENDITURES. The rail industry requires extensive investment in connection with the maintenance and upkeep of tracks, locomotives and other equipment. If the Company is unable to borrow sufficient funds or raise additional equity capital, the resulting capital shortage could materially limit the Company's growth and profitability.

RISKS RELATED TO CHILEAN OPERATIONS

         DEPENDENCE ON CHILEAN ECONOMY. As a result of the Company's acquisition of a majority interest in the stock of Ferronor, the Company's financial condition and results of operations will be affected by and, to a certain extent, dependent upon economic conditions prevailing from time to time in Chile. There can be no assurance that the Chilean economy will grow in the future or that future developments in the Chilean economy will not impair the Company's ability to proceed with its strategy or its business, financial condition or results of operations. The Company's financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean Government or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities.

         IMPACT OF INFLATION ON THE CHILEAN ECONOMY. Chile has experienced high levels of inflation in the past decade even though the country has seen that rate decrease since 1992. High levels of inflation in Chile could adversely affect the Chilean economy. The rate of inflation as measured by changes in the official consumer price index ("CPI") of the Instituto Nacional de Estadisticas (which is the inflation index applicable for the presentation of financial information) in 1992, 1993, 1994, 1995, 1996 and 1997 was 12.7%, 12.2%, 8.9%,
8.2%, 6.6% and 6.0%, respectively. The level of Chilean inflation may affect the Company's financial condition and results of operations. There can be no assurance that the performance of the Chilean economy or the operating results of the Company will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

         FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the three-year period ended December 31, 1995, the value of the Chilean peso relative to the US dollar depreciated approximately 6.5% in nominal terms (without adjusting for inflation) based on the observed exchange rates on December 31, 1992 and December 31, 1995, and appreciated 19.5% in real terms (adjusting for inflation) based on the average of the monthly average of the observed exchange rates for such period. In the five-year period ended December 31, 1995, the value of the Chilean peso relative to the US dollar declined approximately 20.7% in the nominal terms based on the observed exchange rates on December 31, 1990 and December 31, 1995, and appreciated 31.8% in real terms. Although most of Ferronor's anticipated revenues from operations in Chile will be in US dollars, some percentage of anticipated revenues will be in the form of the Chilean peso. As a result, the Company will be subject to the risk that the value of the Chilean peso will decline against the dollar. The Company may seek to limit its exposure to the risk of currency fluctuations by engaging in hedging or other transactions, which transactions could expose the Company to substantial risk of loss. The Company has only limited experience in managing international transactions, and has yet to formulate a strategy to protect the Company against currency fluctuations, or retained a financial officer experienced in such transactions. There can be no assurance that the Company will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

         DEPENDENCE ON CHILEAN MINING INDUSTRY. A substantial portion of Ferronor's traffic consists of mined products, particularly copper and iron. As a result, Ferronor's operations could be materially and adversely affected by factors that generally affect the copper and iron mining industries in Chile. Such factors include, without limitation, fluctuations in the prices of copper and iron. As a result, the number of carloads handled by the Company and its recognition of revenue from the operations of Ferronor may vary significantly from period to period as a result of fluctuations in the price of those commodities. See "--International Business Risks."

RISKS RELATED TO TRUCK TRAILER MANUFACTURING OPERATIONS

         KALYN'S DEPENDENCE ON ONE TRUCK TRAILER MANUFACTURING SITE. Kalyn operates one manufacturing facility which operates at approximately 80% of capacity. Although the Company believes its manufacturing capacity could be increased through the expansion of its manufacturing facility and/or the addition of a partial second work shift, such capacity increases may increase the marginal cost of producing truck trailers. Sustained growth of Kalyn's production and, in turn, its net sales are dependent on its ability to increase production efficiency. In the years ended December 31, 1996 and 1997, sales from Kalyn accounted for 53% and 48%, respectively, of the Company's total revenues. Although management expects that Kalyn will account for a smaller percentage of revenues in the year ended December 31, 1998 relative to 1997 and 1996, a long-term interruption in the operation of Kalyn's plant from labor strikes, a natural disaster or other causes, whether or not covered by insurance, could have a material adverse effect on the Company's business and results of operations. The Company recently acquired a 45,000 square foot manufacturing facility in Trois Riveres, Quebec, which manufactures lightweight, aluminum specialty bulk-handling truck trailers used in the solid waste, agricultural and constructions industries. See "THE COMPANY -- Kalyn." The Company's specialized manufacturing operations at the Trois Riveres facility are not interchangeable with its manufacturing operations at Kalyn's Texas facility.

         DEPENDENCE ON GOVERNMENT PURCHASES. For the year ended December 31, 1997, approximately 37% of Kalyn's revenues were derived from sales of truck trailers to U.S. governmental customers. The Company believes that if it satisfies its current orders for truck trailers, sales to government agencies could account for as much as 40% of its sales in 1998. The majority of Kalyn's sales to governmental agencies are to the GSA, the purchasing arm of non-military agencies, and to TACOM, a Department of Defense unit established to consolidate purchases for various branches of the military. A substantial decrease in orders for new trailers placed by the GSA and/or TACOM could have a material adverse effect on Kalyn's business and results of operations.

         DEPENDENCE ON INDUSTRY DEMAND FOR TRUCK TRAILERS; CYCLICAL BUSINESS. Unit sales of new truck trailers have historically been subject to substantial cyclical variation. Sales of new truck trailers have also historically been subject to a five to seven-year replacement cycle. Periods of economic recession in North America have historically caused declines in the profitability of the trucking industry, have had a materially adverse effect on industry-wide demand for new truck trailers and may have a materially adverse effect on the Company's truck trailer manufacturing division's results of operations. Future economic downturns or cyclical decreases in demand for truck trailers would likely have a material adverse effect on this division of the Company.

         DEPENDENCE ON SUPPLIERS. The Company's ability to manufacture trailers is dependent upon receiving supplies or components and raw materials from a limited number of sources. If supplies are delayed, the Company's truck trailer manufacturing division's production ability may be decreased, which could have a negative effect on the Company's business and results of operations.

         COMPETITION. The truck trailer manufacturing industry is highly competitive and has relatively low barriers to entry. The Company competes with a number of other trailer manufacturers, some of which are larger and have greater financial resources than the Company. Furthermore, the Company's products compete with alternative forms of shipping, such as inter-modal containers. There can be no assurance that the Company will be able to continue to compete effectively for existing or potential customers or with alternative forms of shipping containers.

         GOVERNMENTAL REGULATION OF TRUCKING INDUSTRY. Truck trailer length, height, width, gross vehicle weight and other specifications are regulated within the United States of America by the National Highway Traffic Safety Administration and individual states within the United States of America and within Canada by Transport Canada, and the individual Provinces of Canada. Historically, changes and anticipated changes in these regulations have resulted in significant fluctuations in demand for new trailers, thereby contributing to the cyclicality of the industry. Changes or anticipation of changes in these regulations would be likely to have a materially adverse impact on the Company's truck trailer division's manufacturing operations and sales. In addition, the Company's trailer manufacturing operations are subject to environmental laws enforced by federal, state and local agencies.

OTHER RISKS

         DEPENDENCE ON KEY PERSONNEL. The Company's success is dependent on certain management and personnel, including Mr. Gary Marino, its Chairman, President and Chief Executive Officer. The Company's success is also dependent upon the efforts of Robert B. Coward, the Vice President and General Manager of Kalyn. The loss of the services of one or more of these executives could have an adverse effect upon the business of the Company. While the Company believes that it would be able to locate suitable replacements for these executives if their services were lost to the Company, there can be no assurance it would be able to do so.

         LIABILITY FOR CASUALTY LOSSES. The Company has obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. While the Company believes, based upon its experience, that its insurance coverage is adequate, under catastrophic circumstances the Company's liability could exceed its insurance limits. Insurance is available from only a very limited number of insurers and there can be no assurance that insurance protection at the Company's current levels will continue to be available or, if available, will be obtainable on terms acceptable to the Company. The occurrence of losses or other liabilities which are not covered by insurance or which exceed the Company's insurance limits could materially adversely affect the Company's business and results of operations.

         ENVIRONMENTAL MATTERS. The Company's railroad operations and real estate ownership are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials. While the Company believes it is in substantial compliance with all such matters, any allegations or findings to the effect that the Company had violated such laws or regulations could have a material adverse effect on the Company's business and results of operations.

         CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Amended and Restated Certificate of Incorporation contains certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company without negotiating with its Board of Directors. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities. Certain of such provisions provide for a classified Board of Directors with staggered terms, and allow the Company to issue preferred stock with rights senior to those of the common stock or impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions.

         In January 1998, the Company declared a dividend distribution of one Common Stock Purchase Right (a "Right") on each outstanding share of the Company's Common Stock pursuant to a Common Stock Purchase Rights Plan (the "Plan") designed to prevent partial tender offers, squeeze-outs, open market accumulations and other coercive or unfair tactics to gain control of the Company. The Plan works by diluting the Common Stock of the Company held by a potential acquirer or the common stock of an acquiring company. Under the Plan, the Rights become exercisable ten business days following the acquisition of or tender offer for 15% or more of the Company's Common Stock (or 10% in certain circumstances). The Board of Directors of the Company may then exchange the Rights, (except any Rights held by the acquiring party or group) into Common Stock of the Company at a one-for-one ratio. The Rights are redeemable by the Company's Board of Directors. While the Company believes that the Plan will protect the rights of its stockholders by enabling them to realize the long-term value of their investment in the Company, the Plan may have the effect of discouraging potential acquisitions of the Company or large blocks of its Common Stock.

         DIVIDEND POLICY. The Company has never declared or paid a dividend on its Common Stock, and management of the Company expects that a substantial portion of the Company's future earnings will be retained for expansion or development of the Company's business, which may include additional acquisitions. Whether the Company will pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, the general financial condition of the Company, restrictive covenants in loan or other agreements to which the Company may be subject, and such other factors as the Board of Directors may deem to be relevant, including the desirability of cash dividends to stockholders.

         RISK OF SUBSTANTIAL LEVERAGE. As of December 31, 1997, on a consolidated basis, the Company had approximately $47.8 million of senior indebtedness and $3.5 million of subordinated indebtedness. It is expected that the Company and its subsidiaries will incur additional indebtedness, including increasing the borrowings under the Company's $40 million revolving credit loan facility with the National Bank of Canada (the "Credit Facility"). The level of the Company's indebtedness and its other obligations could have important consequences to the Company including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) any cash flow from the operations of certain of the Company's subsidiaries may need to be dedicated to debt payments and might not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in its business; and (iv) the Company's high degree of leverage of indebtedness will make it more vulnerable to a downturn in its business.

         SHARES ELIGIBLE FOR FUTURE SALE. On the date of this Prospectus, the Company had 9,280,930 shares of Common Stock issued and outstanding and 2,538,398 shares of Common Stock reserved for issuance, including: (1) 444,440 shares of Common Stock reserved for issuance upon conversion of $1,000,000 in principal amount of Convertible Subordinated Promissory Notes (conversion price $2.25); (2) 364,961 shares of Common Stock reserved for issuance upon conversion of $2,000,000 in principal amount of Series A Convertible Subordinated Debentures (conversion price $5.48); (3) 50,000 shares of Common Stock reserved for issuance upon exercise of options granted under the 1992 Stock Option Plan (exercise price $3.50); (4) 362,500 shares of Common Stock reserved for issuance upon the exercise of options granted to officers of the Company (exercise price $3.10 - $5.00); (5) 497,900 and 390,500 shares of Common Stock reserved for issuance upon exercise of options granted and yet to be granted, respectively, under the 1995 Stock Incentive Plan (exercise price $3.50 - $3.625); (6) 160,000 and 40,000 shares of Common Stock reserved for issuance upon exercise of options granted and yet to be granted, respectively, under the 1995 Non-Employee Director Stock Option Plan (exercise price $3.50 - $4.81); (7) 208,659 shares of Common Stock reserved for issuance upon exercise of options yet to be granted under the 1995 Employee Stock Purchase Plan; and (8) 19,438 shares of Common Stock reserved for issuance to certain key employees of Steel City. Of the 9,280,930 shares of Common Stock issued and outstanding, the Company believes that approximately 8,800,000 of the shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company). The Company believes the approximately 8,800,000 shares of Common Stock remaining are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold thereafter in compliance with Rule 144. Of the 8,800,000 "restricted securities," 131,550 are the subject of this Prospectus and such shares will no longer be "restricted securities" upon the effectiveness of the registration statement accompanying this Prospectus.

         In general, under Rule 144, as recently amended, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. Pursuant to the amendment, a person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned such shares for at least two years, will be able to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.

         The possibility that substantial amounts of Common Stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                   THE COMPANY

         The Company is a leading operator of short line freight railroads in the United States, based on total track miles, and an operator of a major regional freight railroad in the Republic of Chile. The Company has grown rapidly through acquisitions since December 31, 1994, at which time it operated only 300 miles of track. The Company currently operates over 2,400 miles of rail lines, with over 1,000 miles in the United States and over 1,400 miles in Chile. Although the Company's core business is the acquisition and operation of short line and regional railroads, it is also a leading manufacturer of specialized truck trailers through its wholly-owned subsidiary, Kalyn/Siebert, Inc. ("Kalyn").

         The Company plans to continue to acquire short line railroads in North America from larger Class I railroads and from other short line railroad operators, as well as to examine opportunities to acquire regional railroads in North America. The Company also continues to evaluate opportunities to acquire regional railroads in foreign markets that are being privatized by foreign governments. Since industry deregulation in 1980, major North American railroads have streamlined their operations by systematically divesting themselves of branch lines to short line rail operators that have advantageous cost structures mainly due to greater labor flexibility associated with non-unionized work forces. The divestiture activity has accelerated in recent years as a result of the consolidation among Class I railroads, which has led to the disposition of redundant and light-density routes. Similarly, an increasing number of foreign governments are seeking to encourage private investment in infrastructure and stimulate economic activity by privatizing their national rail systems through sale or by concession to qualified operators.

         The Company believes that it is well-positioned to take advantage of the opportunities emerging in the international rail industry. The Company has developed a disciplined acquisition evaluation program identifying rail properties that can be acquired on attractive terms and that can be improved by the implementation of the Company's operating practices. These practices focus on raising customer service levels, increasing rail traffic and reducing expenses. As a result, the Company has achieved operating ratios that are significantly lower and internal traffic growth rates that are significantly higher than those prevailing in the industry. The Company believes that it has become a desirable partner for Class I railroads as a result of its ability to pursue and consummate acquisitions swiftly and increase traffic on lines that interchange with those of the seller.

KALYN

         The Company's trailer manufacturing operations are conducted through its wholly-owned subsidiary, Kalyn. The Company purchased Kalyn in August 1994 for $7.3 million as part of its previously abandoned strategy to become a diversified provider of transportation services and equipment. Kalyn manufactures specialty and custom truck trailers for U.S. governmental and commercial customers. Kalyn's profitability margins exceed those of commodity or stock trailers because its trailers are designed or modified to meet customer specifications. Inventory levels are relatively low because trailers are manufactured only after receipt of confirmed purchase orders.

         In January 1998, Kalyn acquired all of the outstanding stock of Canadian trailer manufacturer Fabrex, Inc., and its affiliate Services Remorques Plus, Inc. (collectively "Fabrex"). Fabrex is a manufacturer of lightweight aluminum specialty bulk-handling truck trailers used in the solid waste, agricultural and construction industries. Fabrex, which was founded in 1985, employs 50 people in its 45,000 square foot manufacturing facility located in Trois Revieres, Quebec.

FERRONOR

         In February 1997, the Company, through its wholly-owned subsidiary RailAmerica de Chile S.A., acquired a 55% interest in Empresa de Transporte Ferroviario, S.A. ("Ferronor"), a 1,400 mile regional rail line serving northern Chile, for approximately $7.0 million. The railroad serves important mining interests in northern Chile and hauls more than 60,000 carloads, or 3,000,000 tons annually, of iron ore, copper concentrate, copper anodes, nitrates, limestone, cement and chemicals. Ferronor also provides access to Pacific coast ports for the northern Chile mining interests and international traffic from Argentina and Bolivia. Ferronor has also entered into a new 20-year take-or-pay agreement with CMH, a large Chilean mining company. The contract outlines the terms for the transport of approximately 5.2 million tons of iron pellets annually, commencing July 1998. The contract guarantees a minimum of 4.0 million tons per year at a rate of $1.45/ton. The contract has escalators based on general inflation rates and the cost of fuel. The Company expects the contract to yield a minimum of $8.6 million per year in additional revenue. Revenues for Ferronor for the ten-month period from acquisition to December 31, 1997 was $8.1 million.

AUSTRALIAN ACQUISITION

         In August 1997, a consortium in which the Company has a minority participation, was awarded the passenger rail concession for three interstate passenger rail lines by the Australian National Railway Commission for a payment of approximately $12.0 million. The award took place in the context of the commencement of the first of three railroads expected to be privatized by the Australian government. The acquired rail lines extend over 4,000 miles and, in 1996, carried 244,000 passengers and generated approximately $33.0 million in revenue. The Company intends to use its position in the consortium to supply locomotive power for the consortium's passenger operations and other non-affiliated freight operations. The Company believes that its participation in the consortium has positioned itself to participate in further rail freight privatizations expected to take place in Australia over the next several years.

RAIL ASSET SALES

         The Company recently sold a substantial portion of the assets of its Evansville Terminal for $500,000 to a group of investors which included a company owned by the Company's Vice Chairman, producing a gain of $10,000. The Company has also sold substantially all of the assets of the Gettysburg Railway and all of the common stock of Gettysburg Scenic Rail Tours, Inc. for $1.95 million to a company owned by the Company's Vice Chairman, producing a gain of approximately $0.4 million. The Company decided to rationalize these assets after it determined that the present value of its expected future returns was less than could be generated by immediate sales. In total, the above assets produced approximately $1.0 million of revenues and were marginally profitable.

         The Company's principal executive offices are located at 301 Yamato Road, Suite 1190, Boca Raton, Florida 33431 and its telephone number is (561) 994-6015.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of any of the Securities being offered by Selling Securityholders hereunder.

         Expenses expected to be incurred by the Company in connection with this offering are estimated to be approximately $25,000.

                             SELLING SECURITYHOLDERS

         Of the 131,550 shares of Common Stock offered hereby, 81,550 are issuable to assignees and affiliates of Josephthal & Co. Inc. ("Josephthal"), upon the exercise of options (the "Options") issued to Josephthal and certain of its affiliates in connection with their corporate finance consulting and financial advisory services performed on behalf of the Company pursuant to an agreement of the parties dated February 22, 1993, and 50,000 are issuable to officers or directors of the Company upon exercise of Options issued to them as compensation for their services to the Company.

         Except for Mr. Jack Conser, a Senior Vice President of the Company, and Mr. John Sullivan, a director of the Company, none of the Selling
Securityholders have been officers, directors, or employees, or have had a material relationship with the Company.

         The following table sets forth certain information with respect to the amount of Securities beneficially owned by the Selling Securityholders and is adjusted to reflect the sale of Securities offered hereby. The following table assumes that each of the Selling Securityholders; (i) exercises all of his or her Options; and (ii) sells all of his or her Securities.


                                  OWNERSHIP OF SHARES           NUMBER                OWNERSHIP OF SHARES
          SELLING                   OF COMMON STOCK          OF SECURITIES              OF COMMON STOCK
        STOCKHOLDER                PRIOR TO OFFERING         OFFERED HEREBY             AFTER OFFERING**
---------------------------      ---------------------       --------------         --------------------------
                                   SHARES   PERCENTAGE                              SHARES          PERCENTAGE
                                   ------   ----------                              ------          ----------
Alan L. Jacobs.............        27,500        *                27,500                 0              0
Dan Purjes.................        34,405        *                34,405                 0              0
Michael Loew...............         1,550        *                 1,550                 0              0
Charles Roden..............         3,515        *                 3,515                 0              0
Lawrence Rice..............         4,670        *                 4,670                 0              0
Matthew Balk...............         3,630        *                 3,630                 0              0
Paul Fitzgerald............           340        *                   340                 0              0
Scott Weisman..............           415        *                   415                 0              0
Estate of Peter Sheib......         5,525        *                 5,525                 0              0
Jack Conser (1)............        30,200        *                10,000            20,200 (2)          *
John Sullivan (3)..........        41,000        *                40,000             1,000 (4)          *

---------------------------
 *  Indicates less than 1%

**  Assumes all of the Securities registered hereby are sold.

(1) Mr. Conser is a Senior Vice President of the Company.
(2) Includes 20,000 options presently exercisable and 200 shares of Common Stock of the Company beneficially owned by Mr. Conser.
(3) Mr. Sullivan is a Director of the Company, and has served in such capacity since 1992.
(4) Includes 1,000 shares of Common Stock of the Company beneficially owned by Mr. Sullivan.

                              PLAN OF DISTRIBUTION

         The Selling Securityholders have advised the Company that they may from time to time sell all or part of the Securities in one or more transactions (which may involve block transactions) in the over-the-counter market, on The Nasdaq National Market (or any exchange on which the Securities may then be listed), in negotiated transactions, through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Securities for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders may also pledge the Securities as collateral for margin accounts or loans and the Securities could be resold pursuant to the terms of such accounts or loans. In connection with such sales, the Selling Securityholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders in connection with the sale of the Securities from time to time. In addition to sales under the Registration Statement, Securities may be sold by the Selling Securityholders through an applicable exemption from registration, including, without limitation, pursuant to Rule 144 under the Securities Act.

         The Company has been advised by the Selling Securityholders that they have not, as of the date of this Prospectus, entered into any arrangement with a broker-dealer for the sale of the Securities.

         The Company will pay all the expenses, estimated to be approximately $25,000, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Securityholders.

         Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         The Company has agreed to indemnify the Selling Securityholders and any underwriters against certain liabilities, including liabilities under the Securities Act. The Selling Securityholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including liabilities under the Securities Act.

         The Selling Securityholders and other persons participating in the distribution of the Securities offered hereby are subject to the applicable requirements of Rule 10b-6 (as amended by Regulation M) promulgated under the Exchange Act in connection with the sale of the Securities.

                                  LEGAL MATTERS

         The validity of the issuance of the Securities offered hereby has been passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida.

                                     EXPERTS

         The financial statements of the Company and its consolidated subsidiaries as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been incorporated by reference in this prospectus and registration statement from the Company's Annual Report on Form 10-KSB/A in reliance upon the report of Coopers & Lybrand L.L.P, independent certified public accountants, which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the Delaware General Corporation Law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


=======================================================           ==========================================


     NO DEALER, SALESPERSON OR ANY OTHER PERSON IS                                 131,550 SHARES
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN AS CONTAINED IN THIS
PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION                                        OF
OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION                              COMMON STOCK
OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION
IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR
SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO THE DATE HEREOF.

                                                                                   RAILAMERICA, INC.




                                                                             --------------------------

                                                                                      PROSPECTUS

                                                                             --------------------------

                   --------------------

                     TABLE OF CONTENTS

                                                  PAGE

Available Information...............................1
Incorporation of Certain Information by Reference...1
Risk Factors........................................2
The Company.........................................7
Use of Proceeds.....................................8
Selling Securityholders.............................8
Plan of Distribution................................9
Legal Matters......................................10
Experts............................................10
Indemnification of Directors and Officers..........10




                                                                                 March __, 1998

=======================================================           ==========================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses, excluding solicitation fees, in connection with this offering are as follows:


                                                                      AMOUNT
                                                                    -----------
     Registration Fee.............................................. $       292
     Legal fees and expenses....................................... $    15,000
     Accounting fees and expenses.................................. $     5,000
     Printing Fees................................................. $     3,000
     Miscellaneous................................................. $     1,708
                                                                    -----------
                  Total............................................ $    25,000
                                                                    ===========

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.     EXHIBITS

         The following exhibits are included as a part of this Registration
Statement:


   EXHIBIT
    NUMBER                                  DESCRIPTION
--------------   ---------------------------------------------------------------
      3.1        Amended and Restated Articles of Incorporation of Registrant(1)

      3.2        By-laws of Registrant (1)

      4.1        1992 Stock Option Plan (2)

      5.1        Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.

     23.1        Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (contained in exhibit 5.1)

     23.2        Consent of Coopers & Lybrand L.L.P.

     24.1        Power of Attorney (3)



----------------------------------

(1) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended September 30, 1995, filed with the Securities and Exchange Commission on November 12, 1995.
(2) Incorporated by reference to exhibit number 10.14 filed as part of the Company's Registration Statement on Form S-1 (commission file number 33-49026).
(3)      Filed as part of the signature page to this Registration Statement.

ITEM 17.    UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of March 4, 1998.




                               RAILAMERICA, INC.

                               By: /s/ Gary O. Marino
                                  --------------------------------------------
                                  Gary O. Marino
                                  Chairman, Chief Executive Officer, President
                                  and Treasurer (Duly Authorized Representative)

POWER OF ATTORNEY

         Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Gary O. Marino as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including pre-effective amendments and post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 of RailAmerica, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                                    /s/ John H. Marino
                                   ---------------------------------------------
                                   John H. Marino, Vice Chairman

                                    /s/ Donald D. Redfearn
                                   ---------------------------------------------
                                   Donald D. Redfearn, Executive Vice President, Secretary and Director


                                    /s/ Larry Bush
                                   ---------------------------------------------
                                   Larry Bush, Vice President and Controller
                                   Principal Accounting Officer


                                    /s/ Richard Rampell
                                   ---------------------------------------------
                                   Richard Rampell, Director


                                    /s/ John M. Sullivan
                                   ---------------------------------------------
                                   John M. Sullivan, Director


                                    /s/ Charles Swinburn
                                   ---------------------------------------------
                                   Charles Swinburn, Director


                                    /s/ Douglas R. Nichols
                                   ---------------------------------------------
                                   Douglas R. Nichols, Director